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                                                 40 King Street West, 52nd Floor
[LOGO] KINROSS                                              Toronto, ON  M5H 3Y2
                                                                 www.kinross.com
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
                                                         Toll Free: 866-561-3636
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                                                                   PRESS RELEASE


                        HUGH AGRO JOINS THE KINROSS TEAM

APRIL 27, 2005...TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") is pleased to announce that Mr. Hugh Agro has joined the Kinross team as Vice President, Corporate Development. Tye Burt, President & CEO, said, "We are delighted that Hugh has agreed to join our team. Hugh brings with him a wealth of experience in business development which will be a significant contributor to the improvement of Kinross' future."

Hugh joins us from his most recent position as Vice President, Corporate Development at Placer Dome Canada. Prior to that he held the positions of Principal at Senator Capital Partners and Vice President, Investment Banking at Deutsche Bank Securities Ltd. Hugh holds an MBA in Finance and a Bachelor of Science with honors in Mining Engineering.

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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL               TRACEY M. THOM
VICE PRESIDENT                    MANAGER
INVESTOR RELATIONS                INVESTOR RELATIONS
Tel.  (416) 365-7254              Tel. (416) 365-1362